1875 K Street, NW
Washington, DC 20006
Tel: 202 303 1000
Fax: 202 303 2000
June 4, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (Securities Act File No. 333-166168, Investment Company Act File No. 811-22021) Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) via correspondence, dated May 14, 2010, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
Prospectus Summary
(1) Comment: Under the heading, “Dividends and Distributions,” the disclosure states, “If adopted by the Board, a portion of the distributions to the preferred shareholders may also be sourced from capital attributable to the common shareholders.” Please explain what is meant by the phrase “if adopted by the Board.” What is being adopted? In addition, please discuss the possibility of distributions to common shareholders may be sourced from capital. Please discuss the risks of distributing a return of capital to common and preferred shareholders under the heading “Risk Factors and Special Considerations.”
     Response: The Board reviews and approves the Fund’s distributions. The phrase “if adopted by the Board” has therefore been clarified to state “if approved by the Board.” In addition, a discussion concerning (a) the possibility that distributions to common shareholders may be sourced from capital and (b) the risks of distributing a return of capital to common and preferred shareholders has been included.

Securities and Exchange Commission
June 4, 2010
Summary of Fund Expenses
(2) Comment: If the Fund may issue preferred shares, please include the effect of a preferred share offering when calculating the advisory fee. The cover page indicates that the offering includes preferred as well as common shares.
     Response: The requested disclosure will be included.
Form N-CSR
Notes to Financial Statements
(3) Comment: Note 4 Advisory Fee Reduction on Unsupervised Assets, states “This reduction in the advisory fee paid to the Adviser relates to certain portfolio holdings, i.e., unsupervised assets, of the Fund with respect to which the Adviser has transferred dispositive and voting control to the Fund’s Proxy Voting Committee. During 2009, the Fund’s Proxy Voting Committee exercised control and discretion over all rights to vote or consent with respect to such securities and the Adviser reduced its fee with respect to such securities by $1,066.” Please explain how this arrangement is different than the proxy voting policies for the other holdings of the fund. Please explain whether the Fund’s Proxy Voting Procedures were followed with respect to these holdings. Please explain whether or not these “unsupervised assets” met the investment policies of the Fund.
     Response: Generally, the Fund’s investment adviser votes proxies with respect to Fund holdings following its proxy voting procedures. On an infrequent basis and for a limited amount of assets, the Fund’s Proxy Voting Committee has sole authority to vote shares of specific issuers. In addition, on occasion, the sole right to sell shares of certain issuers may be delegated to the Fund’s Proxy Voting Committee. When dispositive power is delegated, the Fund’s investment adviser waives the portion of its advisory fee related to the value of the securities subject to the delegation. No waiver applies when only voting authority is delegated.
The assets that are the subject of a delegation of either voting or dispositive authority have been selected by the Fund’s investment adviser and meet the investment objective and policies of the Fund. When voting securities pursuant to a delegation, the Proxy Voting Committee is subject to the Fund’s proxy voting procedures and guidelines.
GENERAL
(4) Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

Securities and Exchange Commission
June 4, 2010
(5) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
*      *      *      *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000.
Very truly yours,
/s/ David Joire
David Joire

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
Peter D. Goldstein, The Gabelli Healthcare & WellnessRx Trust
Carter W. Austin, The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP